Source Agriculture Acquires Farmland In The United States.

Source supports wind and solar companies by leasing its farmland for these installations while participating in the revenue for every kilowatt hour produced.

Additionally, Source assists farmers in transitioning to regenerative farming practices to enable the land to better sequester carbon, while also increasing the farmers profit per acre.

CONTACT US → EXPLORE ↓



About Source Agriculture

Farming has historically been a hedge against inflation and a long-term stable investment with steady appreciation and cash flow. As the world struggles with climate change. Food security, renewable energy, carbon sequestration and soil health are the world's most pressing issues.

- No money or other consideration is being solicited by this communication, and if sent in response, none will be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until Source Agriculture Corp's offering statement is qualified by the Securities Exchange Commission (SEC), and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date;
- Your indication of interest involves no obligation or commitment of any kind; and
- A copy of the Preliminary Offering Circular as filed with the SEC may be obtained at: https://www.sec.gov/Archives/edgar/data/2006028/000200602824000001/partiiandiii.htm

Why Agriculture?

- Supporting the green energy transition with solar and wind farm installations.
- Farmland historically has outperformed the S&P 500, Nasdaq, Gold, Real Estate and Timber
- With water becoming scarce, the best way to invest in water is through farmland.
- A safe haven to hedge against inflation.
- Biofuel production.
- Revenue from carbon sequestration and carbon credits.

- The population is rising rapidly and expected to reach ~10 billion by 2050. More people to feed increases the value of productive farmland.
- The plant-based movement is increasing demand on farms.
- With a volatile stock market and insecurity in our banking system, farming is an asset class investors are turning to for capital security.
- 2,000 acres of farmland are lost each day, increasing the value of existing farmland.



- No money or other consideration is being solicited by this communication, and if sent in response, none will be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until Source Agriculture Corp's offering statement is qualified by the Securities Exchange Commission (SEC), and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date;
- Your indication of interest involves no obligation or commitment of any kind; and
- A copy of the Preliminary Offering Circular as filed with the SEC may be obtained at: https://www.sec.gov/Archives/edgar/data/2006028/000200602824000001/partiiandiii.htm



Why Invest In Farmland?

The worlds brightest minds and investors are investing steadily into farming.

LEARN MORE ↓

Michael Burry is one of the best investors of our time. In an interview he stated

> "I believe that Agriculture land with water on site will be very valuable in the future and I've put a good amount of money into that. What became clear to me is that food is the way to invest in water. That is, grow food in water-rich areas and

transport it for sale in water-poor areas."

MICHAEL BURRY

REASON #1:

Exceptional Track Record

Over long time periods, farmland has been one of the best-performing asset classes in history. It has outperformed the returns of residential REITs, the S&P 500, Gold, Treasuries, and most other major asset classes:



Investment Growth of $1,000 Since 1992
Avg. Annual Returns
Farmland
Stocks
Bonds
Gold
Real Estate
$20,000
$15,000
$10,000
$5,000
$0
1992
1996
2000
2004
2008
2012
2016
2020
Farmland: +15.40%
Stocks: -41.50%
Oct 2007 - Feb 2009
8.07%
5.39%

Farm Together

Here is another study of farmland returns, comparing them over a different time period:

High Historic U.S. Farmland Returns[1]

Data based on analysis of returns from 1972 -2016

Asset/Index	Annual Average Return	Standard Deviation	Correlation
US Average Farm (all)	10.23%	6.62%	1
S&P 500	6.86%	16.90%	-0.252
NYSE	6.49%	16.70%	-0.211
TCM 10-Year	6.56%	3.00%	0.140
AAA	7.70%	2.60%	0.070
Gold	7.27%	23.26%	0.306
All REITs	9.29%	20.29%	-0.135
CPI	3.93%	2.90%	0.661

Farm Together

You will note that farmland is not just more rewarding, it is also a lot safer. Farmland investors have achieved **above average** returns with

below average risk.

You will also note that the above returns are unleveraged. Returns would have been even better when leverage is applied.

REASON #2:

Inflation Protection

We are not making any more land, but its product (food) is absolutely necessary to the survival and prosperity of our society.

Moreover, its need is only growing over time as the population gets larger and there are more mouths to feed.

REASON #3:

Wealth Preservation During Uncertain Times

Because farmland is absolutely necessary to human life, regardless of how the economy is performing, its income and value also remain fairly stable when investing in the right farms.

And in a way, it is also black-swan resistant.

Let's take the invasion of Ukraine as an example. When Russia began its invasion of Ukraine, most risky assets dropped in value. This is because the war causes great uncertainty and inflation in energy and food prices. Suddenly, people are fearing that we could be at the door steps of a third world war, and besides, the economic damage is significant.

But one asset class has kept appreciating and it is farmland.


Farmland Partners Inc (FPI) Total Return
SPDR® S&P 500 ETF Trust (SPY) Total Return
Vanguard Real Estate ETF (VNQ) Total Return
30.00%
24.32%
15.00%
0.00%
-7.05%
Mar '22
Apr '22
May '22
Jun '22
Jul '22
Aug '22
Aug 29 2022, 3:10AM EDT. Powered by YCHARTS

Data by YCharts

But you could go back in history and study other black swans as well.

The great financial crisis of 2008-2009 caused almost all assets to crash in value, but farmland remained stable and kept on rising in the following years.

Same for the dot-com bubble and crash of 2000 and countless other crises in history. Burry is bearish and sees significant risks in today's

world and that explains why he is so eager to own a lot of farmland to protect himself.

REASON #4:

Highly Predictable Future Prospects

The amount of productive farmland with good infrastructure and water access is limited and declining each year due to urban development, global warming, and other issues.

Yet, the demand for food is constantly rising due to two main reasons.

The population is rising rapidly and expected to reach ~10 billion by 2050:


World population projected to reach 9.8 billion in 2050, and 11.2 billion in 2100
United Nations

Secondly, the middle class is growing even faster in emerging countries, and as people get richer, they typically switch to higher quality diets, which increases the need for farmland.

As long as the global population continues to rise and increasingly many get out of poverty in emerging countries, then there will be growing demand for food, and the limited supply of farmland will continue to grow in value in the long run.

REASON #5:

Renewable Energy

The terms "solar farm" and "wind farm" could not more perfectly demonstrate the inevitable pairing of renewable energy and agriculture as uses of land.

Although harvesting the sun and wind for distribution through the electric grid is far from a traditional agricultural practice, farmland is typically the anticipated location for a utility-scale wind and solar facility. Farm owners are leasing their land to these installations adding to the farm net cash flow and additionally, farm owners receive revenue for each kilowatt of power produced.

REASON #6:

Plant based movement.

There is a large shift towards "going vegan", researchers conducted the most comprehensive analysis of farming's impact on the planet to date, they concluded that: "A vegan diet is probably the single biggest way to reduce your impact on planet earth, not just greenhouse gases, but global acidification, eutrophication, land use and water use."

Source Agriculture does not acquire farms involved in livestock. The increased demand on vegetable crops has been increasing steadily and will continue to grow with more Americans becoming vegans every day.

In the US, the number of vegans increased by 600 percent within the last 3 years according to GlobalData.

REASON #7:

Investing in water through Farmland.

Transporting water is impractical for both political and physical reasons, so buying up water rights is not something we do. Food is the way to invest in water. That is, grow food in water-rich areas and transport it for sale in water-poor areas within the US and globally.

This is the method for redistributing water that is least contentious, and ultimately profitable, which will ensure that this redistribution is sustainable. A bottle of wine takes over 400 bottles of water to produce — the water embedded in food is what we find the best way to invest in water.

REASON #8:

Carbon Sequestration and Carbon Credits.

Soil carbon capture or sequestration happens when plants capture and store, or "sequester," atmospheric CO2 in the soil.

In this market, farmers or ranchers can sell a carbon credit to investors for every metric ton of carbon that their land sequesters. The carbon market creates new revenue streams for farmers that were not there before. This incentivizes them to transition to sustainable farming practices and adopt regenerative agriculture.

- ***On the buyer side, companies, governments, and other entities buy carbon credits for around $15–$20/ton of carbon to offset their own emissions.***

This can be done voluntarily (as offsets) to meet their emissions reduction goals. Or farmers can sell credits to entities in the regulatory market (cap-and-trade system) with reductions mandated by laws.










About Us

Source Agriculture is a privately held US company that invests in farmland.

LEARN MORE ↓

Source Agriculture allows investors to invest into farmland with the peace of mind that we will manage their investment wisely and leverage our relationships throughout the US to get some of the most prized properties that are unavailable to the general public.



We will lean on our financing partners to leverage the assets very conservatively to increase overall ROI.

Many of our relationships are built over decades with farmers directly. Many of these farm deals are never listed for sale but happen with a handshake on a corn field.

Source is dedicated to sustainable farming practices. We deploy state of the art technology to optimize crop production, while keeping the environmental impact at the forefront of everything we do.

Source will sign long-term triple net leases (NNN) with farmers. This lease structure provides us with very stable cash flow that tends to rise each year either at a fixed rate or via an inflation-linked escalation clause.

In addition, Source will earn a percentage of a farm's gross revenue through participation leases on some farms. Participation income can vary from year to year, depending on crop prices.

Additionally, Source will also drive revenue from leasing lands to solar and wind farms while participating in each kilowatt hour produced.







Renewable Energy
LEARN MORE

New solar installations are being built on rural farmland in America over recent years.

Wind turbine installations on the other hand have become a common site on farms across the US. Wind installations provide an extra revenue generator for farmers and have benefitted



farm owners immensely by giving them a stable extra source of revenue.

Wind energy projects provide many economic benefits to communities: jobs, a new source of revenue for farmers and ranchers in the form of land lease payments, and an increased local tax base.

Wind energy can also reduce electricity rates for project neighbors, and in Texas, has even resulted in free electricity.

Direct Employment

Wind energy projects result in jobs in rural communities in manufacturing, transportation, and project construction. Wind energy sector employment reached a new high of more than 116,800 full-time workers. Employment in this sector fluctuates depending on the level of deployment, status of federal incentives, trade, and the value of the dollar.

Many people will be employed during a wind power plant's development and construction, including local construction services and companies from outside of the community. This activity will provide a large amount of indirect economic impact (e.g., manufacturing and supply chain) and induced impacts (e.g., increased spending at hotels and restaurants) during the construction phase of a project.

Land Lease Payments

Wind turbines have a small footprint, so crops can be grown to the base of the turbine offering rural landowners a new cash crop.

Land lease agreement payments are typically structured in one of three ways: fixed payments, revenue-based payments, or a combination. Project developers might prefer to negotiate a certain payment structure with landowners based on the economic considerations of a particular wind energy project. Landowner compensation can vary among individual projects and landowners in a single project could have different agreed-upon terms.

Local Tax Revenue

Property tax payments from utility-scale wind projects provide much-needed revenue to rural communities for building new schools, roads, bridges, and other community infrastructure. Average annual payments of more than $7,000 per megawatt of installed capacity are common.



Investors & News

LEARN MORE ↓

Source Agriculture is in the process of filing a Reg A with the US Securities and Exchange Commission.

Download Power Point Presentation

Download Private Placement Memorandum

Read latest news

Source Agriculture Acquires 158 Acre Farm in Macon County, Illinois. (USA)

Source Agriculture Announces $75mm REG A Filing.